Filed Pursuant to Rule 424(b)(5)

Registration No. 333-121067

PRICING SUPPLEMENT NO. 62/A

(To prospectus dated May 18, 2005 and prospectus supplement dated May 18, 2005)

U.S.$1,050,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES H

FX Resetting Range Notes

Due January 19, 2007

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series H, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 18, 2005 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

•                                          Senior unsecured obligations of Lehman Brothers Holdings Inc.

•                                          CUSIP: 52517PD99

•                                          ISIN: US52517PD994

•                                          The notes are designed for investors who believe that the Euro/U.S. Dollar spot exchange rate will only trade within a specified range during each Reference Range period.

•                                          Maturity Date: January 19, 2007.

•                                          Interest Payment Dates: April 20, 2006, July 18, 2006, October 18, 2006 and January 19, 2007

•                                          The note is 100% principal protected if held to maturity.

•                                          Denominations: U.S.$10,000 and whole multiples of U.S.$5,000 in excess thereof.

Payments:

•                                          The investor will receive a single U.S. Dollar payment on each corresponding Interest Payment Date equal to 2.7% of the principal amount of each note (subject to the occurrence of a Disruption Event) if the Reference Exchange Rate has traded strictly within the applicable Reference Range (or on either of the corresponding Range Boundaries) from and including the Start Date at 10:00 p.m. EST, to but excluding the End Date at 10:00 p.m. EST, of the corresponding Reference Range period as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System (subject to the occurrence of a Price Source Unavailability Event). The maximum cumulative payment is equal to 10.8% of the principal amount of each note.

•                                          If the Reference Exchange Rate trades outside the applicable Reference Range on any day from and including the Start Date at 10:00 p.m. EST, to but excluding the End Date at 10:00 p.m. EST, of the corresponding Reference Range period as observed on the continuous trading EBS Spot Dealing System (subject to the occurrence of a Price Source Unavailability Event), the investor would receive zero return on the Interest Payment Date relating to that Reference Range period.

•                                          Reference Exchange Rate: The spot exchange rate for the Euro (EUR) quoted against the U.S. Dollar (USD) expressed as the number of USD per 1 EUR.

•                                          Reference Ranges:

Range Period	Start Date	End Date	Range Midpointi (RMi)	Range Lower Boundary	Range Upper Boundary

1	January 11, 2006	April 11, 2006	1.2113	1.1613	1.2613

2	April 11, 2006	July 11, 2006	RM2	RM2-0.05	RM2+0.05

3	July 11, 2006	October 11, 2006	RM3	RM3-0.05	RM3+0.05

4	October 11, 2006	January 11, 2007	RM4	RM4-0.05	RM4+0.05

•                                          The Range Midpoint (RM) for the applicable Reference Range period is the Reference Exchange Rate observed on the Start Date for that period, observed in accordance with the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event).

Investing in the notes involves risks.  Risk Factors Relating to the Notes begin on page PS-4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100%	U.S.$	1,050,000
Underwriting discount	0%	U.S.$	0
Proceeds to Lehman Brothers Holdings	100%	U.S.$	1,050,000

The notes will be a further issuance of, and will form a single tranche with, the $3,730,000 aggregate principal amount of Medium-Term Notes, Series H, due January 19, 2007, that Lehman Brothers Holdings Inc. will also issue on January 19, 2006. The issuance of the notes will increase the aggregate principal amount of the outstanding notes of this tranche to $4,780,000.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about January 19, 2006.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

January 17, 2006

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors Relating to the Notes” section beginning on page PS-4 to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to the performance of the Euro (EUR) compared to the U.S. Dollar (USD). We refer to the Euro as the Reference Currency.

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on January 19, 2007.

What payments will I receive on the notes?

If the Euro spot exchange rate trades only within the applicable Reference Range (or on either of the applicable Range Boundaries) for the corresponding Reference Range period, you will receive an Interest Amount equal to 2.7% of the principal amount of the notes (subject to the occurrence of a Disruption Event) on the corresponding Interest Payment Date.  If, however, the Reference Exchange Rate trades outside the applicable Reference Range on any day for the corresponding Reference Range period, you will not receive any return or payment on the notes for that Reference Range period. The maximum possible cumulative Interest Amount is 10.8% of the principal amount of each note. If the Reference Range trades outside the applicable Reference Range on any day during each Reference Range period, you will not receive any return or payment on the notes other than the return of principal. See also “How will the Interest Amount be calculated?” below and “Exchange Rates-Hypothetical Interest Amount Payment Examples”.

What will I receive if I hold the notes until the stated maturity date?

Lehman Brothers Holdings has designed this type of note for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to take a view on the volatility of the trading range of EUR/USD spot exchange rate.  At maturity, you will receive the principal amount of the notes (and any payments due on the final Interest Payment Date that is also the Maturity Date).

How will the Interest Amount be calculated?

The Interest Amount is a single U.S. Dollar payment on each corresponding Interest Payment Date equal to the principal amount of the notes multiplied by (subject to the occurrence of a Disruption Event):

(A) 2.7%, if the Reference Exchange Rate has traded strictly within the applicable Reference Range (or on either of the applicable Range Boundaries) on every day from and including the applicable Start Date at 10:00 p.m. EST, to but excluding the applicable End Date at 10:00 p.m. EST, as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System; or

(B) 0%, if the Reference Exchange Rate trades outside the applicable Reference Range on any day from and including the applicable Start Date at 10:00 p.m. EST, to but excluding the applicable End Date at 10:00 p.m. EST, of the applicable Reference Range period, as observed on the continuous trading EBS Spot Dealing System.

The Reference Exchange Rate is the spot exchange rate for the Euro quoted against the U.S. Dollar expressed as the number of U.S. Dollars per 1 Euro.

How are the Reference Ranges determined?

Each Reference Range period has an upper boundary equal to the Range Midpoint (RM) for the applicable Reference Range period plus 0.05 and a lower boundary equal to the Range Midpoint minus 0.05. The Range Midpoint for each Reference Range period is equal to the Reference Exchange Rate on the Valuation Date observed in accordance with the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event).

The Reference Ranges are as follows:

Range Period	Start Date	End Date	Range Midpoint (RMi)	Range Lower Boundary	Range Upper Boundary

1	January 11, 2006	April 11, 2006	1.2113	1.1613	1.2613

2	April 11, 2006	July 11, 2006	RM2	RM2-0.05	RM2+0.05

3	July 11, 2006	October 11, 2006	RM3	RM3-0.05	RM3+0.05

4	October 11, 2006	January 11, 2007	RM4	RM4-0.05	RM4+0.05

If any Start Date or End Date is not a Valuation Business Day, such Start Date or End Date shall be the next succeeding Valuation Business Day.

The Valuation Date for each Reference Range period is the Start Date for such period.

You can review hypothetical Interest Amount payment examples and the historical performance of the Euro under “Exchange Rates”.

When will I receive payments of an Interest Amount, if any?

Any Interest Amounts to be paid will be paid on the Interest Payment Dates that correspond to the applicable Reference Range period. The Interest Payment Dates are April 20, 2006, July 18, 2006, October 18, 2006 and January 19, 2007.

How will I be able to find the value of the Euro at any point in time?

You can obtain the level of the Euro at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-4.

What about taxes?

Lehman Brothers Holdings believes the notes constitute “variable rate debt instruments.” Under such characterization, holders of the notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. The notes are subject to complex tax rules and you should consult your own tax advisors regarding the tax treatment of the notes. See “Certain United States Federal Income Tax Consequences.”

What happens in the event of a Disruption Event?

If the calculation agent determines that a Disruption Event (defined below) has occurred on any day during the term of the notes, the calculation agent will determine the Interest Amount payable on each subsequent Interest Payment Date in good faith and in a commercially reasonable manner.  See “Description of the Notes”.

What happens in the event of a Price Source Unavailability Event?

If the calculation agent determines that a Price Source Unavailability Event (defined below) has occurred on any day in any Reference Range period or on a Valuation Date, as applicable, and in respect of any Price Source Unavailability Event other than with respect to the determination of any Range Midpoint, so long as the Price Source Unavailability Event is continuing, the Reference Exchange Rate will be determined in accordance with the Fallback Rate Observation Methodology (defined below). See “Description of the Notes”.

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. (“Lehman Brothers Holdings”) is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients and customers. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary – Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings Inc. files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What is the role of Lehman Brothers Inc.?

Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings, will be the calculation agent for purposes of determining whether the Interest Amount is payable on any applicable Interest Payment Date, as well as determining whether a Disruption Event has occurred. Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See “Risk Factors Relating to the Notes—There are Potential Conflicts

of Interest between Lehman Brothers Holdings or its Affiliates and Holders of the Notes” and “Description of the Notes.”

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

RISK FACTORS RELATING TO THE NOTES

Unlike ordinary debt securities, the return on the notes at maturity depends on changes in the value of the Reference Currency.  The notes are a riskier investment than ordinary debt securities.  Also, the notes are not equivalent to investing directly in the Reference Currency.  Before investing in the notes, certain risk factors should be carefully considered by prospective investors in the notes.  Risks specific to the notes are described below and are in addition to, and should be read in conjunction with, the risk factors disclosed in the MTN prospectus supplement.

The Notes Are Subject to Foreign Exchange Rate Risk

The return on the notes is entirely dependent on the volatility of the Reference Exchange Rate during each Reference Range period.  If, at any point from and including the Start Date to but excluding the End Date of each Reference Range period, the Reference Exchange Rate trades outside the corresponding Reference Range (i.e. more than 0.05 USD/EUR above or below the Range Midpoint), then the Interest Amount for that three-month Reference Range period will be zero, and an investor will not receive the maximum possible return on the note.  If the Reference Exchange Rate trades outside the applicable Reference Range at any point during each Reference Range period, then the investor’s return on the notes will be zero.  Additionally, although the notes are 100% principal-protected if held to maturity, selling the notes during a period in which the market’s perception of the probability of the Reference Exchange Rate trading outside the then-applicable Reference Range is high may result in a dollar price less than 100% of the applicable principal amount of notes sold.  Selling this or any fixed income security prior to maturity may result in a dollar price less than 100%, and therefore a potential loss of principal.

The value of the Reference Currency relative to the U.S. dollar has in the past been, and may continue to be, volatile and may vary based on a number of interrelated factors, including economic, financial and political events that we cannot control.  The value of the Reference Currency, which depends in part on the supply and demand for the Reference Currency, may be affected by political, economic, legal, accounting and tax matters specific to the countries in which the Reference Currency is circulated as legal tender.  An investment in the notes may not be suitable for an investor unfamiliar with the exchange rate of the Reference Currency or the factors that affect movements in such exchange rate.  Neither the offering of the notes nor any views which may from time to time be expressed by the issuer, Lehman Brothers Inc., or their affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the notes.  The trading value of the notes will be affected by factors that interrelate in complex ways.  The effect of one factor may offset the increase in trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the notes caused by another factor.

There Are Potential Conflicts of Interest between the Calculation Agent and Holders of the Notes

Lehman Brothers Inc., one of our affiliates, serves as calculation agent for the notes, and in such capacity will have discretion in making various determinations and calculations that affect the notes, including whether the Interest Amount will be payable on the notes on any applicable Interest Payment Date.  In particular, the calculation agent in its discretion will determine whether a Disruption Event has occurred and, upon the occurrence of a Disruption Event, will determine the Interest Amount payable on the notes on any Interest Payment Date following the date on which the Disruption Event occurred.  The exercise of this discretion by the calculation agent may present the calculation agent with a conflict of interest to the extent that the determinations made by the calculation agent in respect of the notes affect the payments due from us under the notes, due to or from us or any of our affiliates under the related hedge transaction or the value of the investments held by our or our affiliates’ proprietary or managed accounts.

Trading and Other Transactions by Lehman Brothers in the Reference Currency May Impair the Value of the Notes

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency.  This hedging activity could adversely affect the price at which your notes will trade in the secondary market.  Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

We, Lehman Brothers Inc. and our affiliates also have issued or underwritten on behalf of other issuers, and in the future may issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Reference Currency.  By introducing competing products into the marketplace in this manner, we, Lehman Brothers Inc. or our affiliates could adversely affect the value of the notes.

Even Though Currency Trades Around-the-Clock, the Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Reference Currency and the U.S. dollar are traded.  Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

The Market for the Notes is Illiquid

The notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the notes.  Lehman Brothers Inc. intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice.  No assurance can be given as to the liquidity of the trading market for the notes.  Investors in the notes must be prepared to hold the notes until the Maturity Date.

DESCRIPTION OF THE NOTES

The U.S.$1,050,000 aggregate principal amount of FX Resetting Range Notes Due January 19, 2007 offered hereby are Medium-Term Notes, Series H, of Lehman Brothers Holdings Inc.  The CUSIP number for the notes is 52517PD99 and the ISIN number is US52517PD994. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be a further issuance of, and will form a single tranche with, the $3,730,000 aggregate principal amount of Medium-Term Notes, Series H, due January 19, 2007, that Lehman Brothers Holdings Inc. will issue on January 19, 2006. The notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the notes will increase the aggregate principal amount of the outstanding notes of this tranche to $4,780,000.

The notes will be issued in minimum denominations of U.S.$10,000 and in integral multiples of U.S.$5,000 in excess thereof, and will have a stated “Maturity Date” of January 19, 2007, or if such day is not a New York business day, on the next following New York business day.

The notes are offered as foreign exchange-linked notes with amounts payable on each Interest Payment Date linked to the spot exchange rate of the Euro.

Holders of the notes will receive on each Interest Payment Date a single payment in U.S. dollars in an amount equal to the Interest Amount as described below.  In addition, holders of the notes will receive on the Maturity Date 100% of the principal amount of the notes.

The “Interest Payment Dates” are April 20, 2006, July 18, 2006, October 18, 2006 and January 19, 2007.

The “Interest Amount” for each note will be a single U.S. Dollar payment calculated by the calculation agent on each corresponding Interest Payment Date equal to the principal amount of the notes multiplied by (subject to the occurrence of a Disruption Event):

(A) 2.7%, if the Reference Exchange Rate has traded strictly within the applicable Reference Range (or on either of the applicable Range Boundaries) on every day from and including the applicable Start Date at 10:00 p.m. EST, to but excluding the applicable End Date at 10:00 p.m. EST, of the applicable Reference Range period, as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System; or

(B) 0%, if the Reference Exchange Rate trades outside the applicable Reference Range on any day from and including the applicable Start Date at 10:00 p.m. EST, to but excluding the applicable End Date at 10:00 p.m. EST, as observed on the continuous trading EBS Spot Dealing System.

Each “Reference Range”, which corresponds to a particular Reference Range period, is as follows:

Range Period	Start Date	End Date	Range Midpoint (RMi)	Range Lower Boundary	Range Upper Boundary

1	January 11, 2006	April 11, 2006	1.2113	1.1613	1.2613

2	April 11, 2006	July 11, 2006	RM2	RM2-0.05	RM2+0.05

3	July 11, 2006	October 11, 2006	RM3	RM3-0.05	RM3+0.05

4	October 11, 2006	January 11, 2007	RM4	RM4-0.05	RM4+0.05

If any Start Date or End Date is not a Valuation Business Day, such Start Date or End Date shall be the next succeeding Valuation Business Day.

For each Reference Range period there is a Range Midpoint. The “Range Midpoint” is the Reference Exchange Rate observed on the Valuation Date observed in accordance with the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event, as described below).

The “Valuation Date” for each Reference Range period, is the Start Date for such period.

A “Valuation Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close (including for dealings in foreign exchange in accordance with the practice of the foreign exchange market) in the city indicated in the Settlement Rate Option.

The “Reference Exchange Rate” is the spot exchange rate for the Reference Currency quoted against the U.S. Dollar expressed as the number of U.S. Dollars per unit of the Reference Currency.

The “Reference Currency” is the Euro (EUR).

The “Settlement Rate Option” is the U.S. Dollar/Euro official fixing rate, expressed as the amount of U.S. Dollars per one Euro, for settlement in two Business Days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FED to the right of the caption “EUR” at approximately 10.00 a.m., New York time, on the relevant Valuation Date.

Upon the occurrence of a Disruption Event with respect to the Reference Currency on any day during the term of the notes, the calculation agent shall determine the Interest Amount payable on each Interest Payment Date following the date on which the Disruption Event occurred in good faith and in a commercially reasonable manner.

A “Disruption Event” means any of the following events (other than a Price Source Unavailability Event), as determined in good faith by the calculation agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the Reference Currency into USD through customary legal channels;

(B)        the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or

(C)        the occurrence and/or existence of any event (other than those set forth in (A) or (B) above or those constituting a Price Source Unavailability Event) with respect to the Reference Currency that prevents or makes impossible (x) the calculation agent’s ability to calculate the Interest Amount, (y) the Issuer’s fulfilment of its obligations under the notes, or (z) the ability of the Issuer or any of its affiliates through which it hedges its position under the notes to hedge such position or to unwind all or a material portion of such hedge.

Upon the occurrence of a Price Source Unavailability Event on any day in any Reference Range period or on the Valuation Date, as applicable, and in respect of any Price Source Unavailability Event other than with respect to the determination of any Range Midpoint, for so long as such Price Source Unavailability Event is continuing, the Reference Exchange Rate will be determined in accordance with the Fallback Rate Observation Methodology.

A “Price Source Unavailability Event” means, as determined in good faith by the calculation agent, the Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Reference Exchange Rate, (a) for purposes of determining any related Range Midpoint, on the relevant Valuation Date, in accordance with the Settlement Rate Option, or (b) on any day in any Reference Range period other than for purposes of determining any Range Midpoint, on the EBS (Electronic Broking Service) Spot Dealing System.

The “Fallback Rate Observation Methodology” means that, in respect of a Price Source Unavailability Event occurring on any day in any Reference Range period (other than for purposes of determining any Range Midpoint on the relevant Valuation Date), the Reference Exchange Rate will be determined on a daily basis in accordance with the Settlement Rate Option on that day.  If the Reference Exchange Rate is not available in accordance with the Settlement Rate Option on such day, or on the Valuation Date for the purposes of determining any Range Midpoint, the Reference Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on the Valuation Business Day next succeeding that day for the purchase or sale for deposits in the Reference Currency by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the calculation agent) (the “Reference Banks”).  If fewer than three Reference Banks provide spot quotations, then the Reference Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on the relevant date from two Reference Banks (selected in the sole discretion of the calculation agent), for the purchase or sale for deposits in the Reference Currency.  If these spot quotations are available from only one Reference Bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used.  If no spot quotation is available, then the Reference Exchange Rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount that may be declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the principal amount plus the Interest Amount (if any) payable in respect of the Reference Range period during which the event of default occurred, which Interest Amount shall equal the portion of the Interest Amount deemed to have accrued for such Reference Range period from and including the Start Date for such Reference Range period to but excluding the date of early repayment calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.  If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note will be capped at the principal amount plus the Interest Amount (if any) payable in respect of the Reference Range period during which the date of the commencement of the proceeding occurred, which Interest Amount shall equal the portion of the Interest Amount deemed to have accrued for such Reference Range period from and including the Start Date for such Reference Range period to but excluding the date of early repayment calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.  For purposes of determining whether any Interest Amount is payable in respect of any Reference Range period during which an event of default occurred or a bankruptcy proceeding was commenced, the End Date for such Reference Range period shall be deemed to be the date on which such event of default occurred or such proceeding commenced, respectively.

Any overdue payment in respect of any note will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the calculation agent.  If interest in respect of overdue amounts is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

EXCHANGE RATES

General

The notes are designed for investors who believe that the Euro/U.S. Dollar spot exchange rate will trade within a specified range during each Reference Range period.

Hypothetical Interest Amount Payment Examples

The following payment example presents hypothetical values for the Range Midpoints and hypothetical EUR/USD trading ranges with respect to each Reference Range period.  The Range Midpoints (other than the Range Midpoint in respect of the 0 to 3 month period, which was fixed on the date hereof at 1.2113) and EUR/USD trading ranges have been chosen arbitrarily for the purpose of this example, are not associated with Lehman Brothers Research forecasts for EUR/USD and should not be taken as indicative of the future performance of EUR/USD.  The actual Range Midpoints for each Reference Range period (other than the 0 to 3 month period, which was fixed on the date hereof) would be determined by observing Reuters page 1FED on the Start Date for that Reference Range period, in accordance with the Settlement Rate Option. See “Description of the Notes”.

As shown in the above example, the Range Midpoints are reset quarterly, with the related upper and lower boundaries correspondingly reset to Range Midpoint +/- 0.0500 (total range width is 0.1000).  In the example above, EUR/USD traded strictly within the Reference Range for the periods of 0 to 3 months, 3 to 6 months, and 9 to 12 months.  Thus the Interest Amount for each of these periods is 2.7% times the principal amount of the notes, resulting in a cumulative Interest Amount over the life of the notes of 8.1% of the principal amount of the notes.  The maximum cumulative Interest Amount of 10.8% was not achieved in the above example because EUR/USD traded outside the associated Reference Range for the 6 to 9 month period.

Reference Range Period	Range Midpoint	Range Lower Boundary	Range Upper Boundary	EUR/USD Trading Range	Interest Payment	Cumulative Interest Payment

0-3 Months	1.2113	1.1613	1.2613	1.1401-1.2150	2.7%	2.7%

3-6 Months	1.2000	1.1500	1.2500	1.1612-1.2480	2.7%	5.4%

6-9 Months	1.2100	1.1600	1.2600	1.1565-1.2000	0%	5.4%

9-12 Months	1.1700	1.1200	1.2200	1.1295-1.1898	2.7%	8.1%

Historical Data on the Reference Exchange Rate

The following chart shows the weekly spot exchange rates for EUR/USD, expressed as the amount of USD per one EUR, in the period from January 5, 2003 to January 8, 2006, using historical data obtained from Reuters page 1FED.  The historical data on EUR/USD spot exchange rate is not necessarily indicative of the future performance of the EUR/USD spot exchange rate or what the value of the notes may be.  Fluctuations in exchange rates make it difficult to predict whether the Interest Amount will be payable on any Interest Payment Date.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings Inc. believes that the notes provide for interest at an “objective rate” and therefore constitute “variable rate debt instruments.” Under such characterization, holders of the notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. There can be no assurance that the Internal Revenue Service (“IRS”) will agree with this treatment of the notes, and it is possible that the IRS could assert another treatment which could affect the amount, timing and character of income, gain or loss in respect of the notes.

Investors who purchase the notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium. Investors should consult their tax advisors regarding possible alternative treatments of the notes, including the possible application of the contingent payment debt regulations. See “United States Federal Income Tax Consequences—Debt Securities— Consequences to United States Holders” in the base prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the public offering price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

The notes are a new issue of securities with no established trading market. We have been advised by the Agent that it intends to make a market in the notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

Lehman Brothers Holdings or an affiliate may enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings’ other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the Agent has represented and agreed, and the Agents appointed under the Lehman Brothers Holdings Inc. Medium Term Note Program, Series H (the “Program”), will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The Agent has represented and agreed, and the Agents appointed under the Program will be required to represent and agree, that:

(a) in relation to any notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

The Agent has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the notes or possesses or distributes this pricing supplement, the MTN prospectus supplement, the base prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

It is expected that delivery of the notes will be made against payment therefor more than three business days following the date of this pricing supplement.  Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$1,050,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

FX RESETTING RANGE NOTES

DUE JANUARY 19, 2007

PRICING SUPPLEMENT

JANUARY 17, 2006,

(INCLUDING PROSPECTUS SUPPLEMENT

DATED MAY 18, 2005 AND

PROSPECTUS

DATED MAY 18, 2005)

LEHMAN BROTHERS